Exhibit 99.1

April 19, 2016

Press release

Turquoise Hill announces first quarter 2016 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced first quarter 2016 production for Oyu Tolgoi.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Oyu Tolgoi delivered strong first quarter production results with concentrator throughput reaching a quarterly high as well as better-than-expected gold production. We are increasing 2016 gold production guidance to reflect the mine accessing more of the final, high-gold benches in phase 2 of the open pit. Also during the quarter, Oyu Tolgoi surpassed 2.0 million tonnes of concentrate shipped.”

In Q1’16, concentrator throughput increased 3.1% over Q4’15 resulting in average throughput of approximately 106,000 tonnes per day for the quarter. Concentrate production in Q1’16 remained high resulting from increased throughput and strong copper grades. Copper production in Q1’16 reached a quarterly high increasing 0.5% over Q4’15. As expected, gold production in Q1’16 declined approximately 30% over Q4’15 due to lower grades and the near-completion of mining in phase 2 of the open pit.

Given stronger-than-expected Q1’16 gold production, the Company is increasing 2016 gold in concentrates guidance to 255,000 to 285,000 ounces from 210,000 to 260,000 ounces. Mining of the phase 2 gold core is expected to be complete in Q2’16. The Company continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper in concentrates for 2016.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015
Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	91,771
Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	34,537
Average mill head grades:
Copper (%)	0.52	0.69	0.75	0.69	0.70	0.67
Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.78
Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.56
Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	788.5
Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	202.2
Gold (‘000 ounces)	86	238	123	207	144	653
Silver (‘000 ounces)	184	297	388	355	395	1,223
Concentrate sold (‘000 tonnes)	167.7	189.8	226.0	236.2	213.1	819.8
Sales of metals in concentrates:
Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	201.3
Gold (‘000 ounces)	200	177	200	160	175	737
Silver (‘000 ounces)	219	245	334	360	305	1,158
Metal recovery (%)
Copper	86.8	88.6	86.4	88.4	85.6	87.6
Gold	71.6	75.6	76.4	74.2	72.2	74.4
Silver	65.4	70.6	73.0	70.8	66.4	69.9

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015.

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